SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )


                            People's Choice TV Corp.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                    710847104
                                 (CUSIP Number)


                              Andrew S. Paul, Esq.
                        c/o Tudor Investment Corporation
                         One Liberty Plaza (51st Floor)
                            New York, New York 10006
                                 (212) 602-6700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 23, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO. 710847104
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tudor Investment Corporation
         TIN: 22-2514825
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [X ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------
                  7        SOLE VOTING POWER
  NUMBER OF                0
    SHARES        ------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 628,600
    EACH          ------------------------------------------
 REPORTING        9        SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          ------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           628,600
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           628,600
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.9%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 710847104
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Paul Tudor Jones, II
         TIN:
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-----------------------------------------------------------------
                  7        SOLE VOTING POWER
  NUMBER OF                0
    SHARES        ------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 670,000
    EACH          ------------------------------------------
 REPORTING        9        SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          ------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           670,000
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           670,000
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.2%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------

--------------------
CUSIP NO. 710847104
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Raptor Global Fund Ltd.
         TIN:  n/a
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-----------------------------------------------------------------
                  7        SOLE VOTING POWER
  NUMBER OF                0
    SHARES        ------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 332,800
    EACH          ------------------------------------------
 REPORTING        9        SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          ------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           332,800
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           332,800
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.6%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 710847104
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Raptor Global Fund L.P.
         TIN: 13-3735415
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------
                  7        SOLE VOTING POWER
  NUMBER OF                0
    SHARES        ------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 88,100
    EACH          ------------------------------------------
 REPORTING        9        SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          ------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           88,100
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           88,100
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.7%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 710847104
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Upper Mill Capital Appreciation Fund Ltd.
         TIN: n/a
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-----------------------------------------------------------------
                  7        SOLE VOTING POWER
  NUMBER OF                0
    SHARES        ------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 39,600
    EACH          ----------------------------------------
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          ------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           39,600
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           39,600
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.3%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 710847104
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tudor BVI Futures, Ltd.
         TIN: n/a
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
-----------------------------------------------------------------
                  7        SOLE VOTING POWER
  NUMBER OF                0
    SHARES        ------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 168,100
    EACH          ------------------------------------------
 REPORTING        9        SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          ------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           168,100
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           168,100
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.3%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 710847104
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tudor Proprietary Trading, L.L.C.
         TIN:  13-3720063
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------
                  7        SOLE VOTING POWER
  NUMBER OF                0
    SHARES        ------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 41,400
    EACH          ------------------------------------------
 REPORTING        9        SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          ------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           41,400
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           41,400
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.3%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
-----------------------------------------------------------------

Item 1.  Security and Issuer

                  This Schedule 13D, dated April 30, 1999, relates to the Common Stock, $0.01 par value per share ("Common Stock"), of People's Choice TV Corp., a Delaware corporation (the "Company"), and is filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), The Upper Mill Capital Appreciation Fund Ltd., a company organized under the laws of the Cayman Islands ("Upper Mill"), Tudor Proprietary Trading, L.L.C., a Delaware limited liability company ("TPT"), and Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI" and collectively with TIC, Mr. Jones, Raptor Ltd., Raptor L.P., Upper Mill and TPT, the "Reporting Persons").* The summaries of information on the schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

                  The Company's principal executive offices are located at 2 Corporate Drive, Suite 249, Shelton, CT 06484.


Item 2.  Identity and Background.

                  The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., Upper Mill, TPT and Tudor BVI. The business address of each of TIC, Mr. Jones, Raptor L.P., and TPT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, Connecticut 06830. The business address of each of Raptor Ltd., Upper Mill and Tudor BVI is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

                  TIC is an international money management firm that provides investment advice to Raptor Ltd., Raptor L.P., Upper Mill and Tudor BVI, among others. TIC is also the sole general partner of Raptor L.P.

                  Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

                  Each of Raptor Ltd., Raptor L.P., Upper Mill, TPT and Tudor BVI is an investment fund which principally invests in debt, equity, derivative securities and other financial

--------------------------
* For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

instruments for the benefit of the holders of its partnership, stock and other capital securities.

                  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, Raptor Ltd., TPT, Upper Mill or Tudor BVI is set forth on Schedule I hereto and is incorporated by reference herein.

                  During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on
Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:

                  On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alleged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.


Item 3.  Source and Amount of Funds or Other Consideration.

                  The shares of Common Stock beneficially owned by each of Raptor Ltd., Raptor L.P., Upper Mill, TPT and Tudor BVI were acquired in open market purchases for cash. The cash used to make these purchases consisted of capital contributions and the proceeds from earlier investments and cash borrowed pursuant to margin loans with Morgan Stanley & Co. Incorporated, which are secured by all of the shares of Common Stock.


Item 4.  Purpose of Transaction.

                  Each of Raptor Ltd., Raptor L.P., Upper Mill, TPT and Tudor BVI initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. The Reporting Persons have entered into a Stockholder and Option Agreement with Sprint Corporation ("Sprint"), pursuant to which the Reporting Persons have granted to Sprint the right to vote the Common Stock and have further agreed not to sell the Common Stock to any persons other than Sprint without Sprint's prior consent.

Item 5.  Interest in Securities of the Issuer.

                  Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock in the past sixty days.

                  Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P., Upper Mill and Tudor BVI, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC and indirectly owns a majority of the equity interests in TPT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TPT.

                  Based on information contained in the Company's Quarterly Report on Form 10-Q that there were 12,923,817 shares of Common Stock issued and outstanding as of November 10, 1998, each Reporting Person beneficially owns (or, with respect to TIC and Mr. Jones, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC and Mr. Jones, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of the Reporting Persons (other than TIC, TPT and Mr. Jones) has the power to remove TIC as its investment advisor or general partner. Each of the Reporting Persons (other than TIC and Mr. Jones) expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person and each of TIC and Mr. Jones disclaim beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., Upper Mill, Tudor BVI and TPT.


Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities of the Issuer

                  Pursuant to a Stockholder and Option Agreement with Sprint entered into on behalf of the Reporting Persons, the Reporting Persons have granted to Sprint the right to vote the Common Stock and have further agreed not to sell the Common Stock to any persons other than Sprint without Sprint's prior consent.

Item 7.  Material to Be Filed as Exhibits

                  Form of Stockholder and Option Agreement.

         SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 30, 1999


                                        TUDOR INVESTMENT CORPORATION



                                        By:   \s\ Andrew S. Paul
                                           -------------------------
                                        Name:  Andrew S. Paul
                                        Title: Managing Director &
                                               General Counsel




                                        \s\ Paul Tudor Jones, II
                                        ----------------------------
                                        Paul Tudor Jones, II



                                        THE RAPTOR GLOBAL FUND LTD.

                                        By: TUDOR INVESTMENT CORPORATION,
                                             Trading Advisor


                                        By:   \s\ Andrew S. Paul
                                           -------------------------
                                        Name:  Andrew S. Paul
                                        Title: Managing Director &
                                               General Counsel



                                        THE RAPTOR GLOBAL FUND L.P.

                                        By: TUDOR INVESTMENT CORPORATION,
                                             General Partner



                                        By:   \s\ Andrew S. Paul
                                           -------------------------
                                        Name:  Andrew S. Paul
                                        Title: Managing Director &
                                               General Counsel

                                        THE UPPER MILL CAPITAL APPRECIATION FUND
                                        LTD.

                                        By: TUDOR CAPITAL (U.K.), L.P.
                                             General Partner



                                        By:   \s\ Andrew S. Paul
                                           -------------------------
                                        Name:  Andrew S. Paul
                                        Title: Managing Director &
                                               General Counsel



                                        TUDOR BVI FUTURES, LTD.

                                        By: TUDOR INVESTMENT CORPORATION,
                                             Trading Advisor



                                        By:   \s\ Andrew S. Paul
                                           -------------------------
                                        Name:  Andrew S. Paul
                                        Title: Managing Director &
                                               General Counsel



                                        TUDOR PROPRIETARY TRADING, L.L.C.



                                        By:   \s\ Andrew S. Paul
                                           -------------------------
                                        Name:  Andrew S. Paul
                                        Title: Managing Director &
                                               General Counsel

                                                                      Schedule I

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF THE REPORTING PERSONS

I.  TIC

                  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this
Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                            Principal Occupation/
Name                                        Business Address

Paul Tudor Jones, II*      Chairman of the Board of Directors, Chief Executive
                           Officer of TIC.

Mark F. Dalton             Director and President of TIC.

John G. Macfarlane, III    Director, Chief Operating Officer and Managing
                           Director of TIC.

James J. Pallotta          Director and Managing Director of TIC.

David E. Allanson          Director of TIC.  Mr. Allanson is an executive
Citizen of United          officer of Tudor Capital (U.K.), Ltd., an affiliate
Kingdom                    of TIC located at The Upper Mill, Kingston Road,
                           Ewell, Surrey KT17 2AF, England.

Andrew S. Paul             Director, Managing Director, General Counsel and
                           Corporate Secretary of TIC.

Richard L. Fisher          Director of TIC. Mr. Fisher is Managing Director of
                           Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc., 3797 Getwell Road,
                           Memphis, TN 38118.

Mark Pickard               Director, Managing Director and Chief Financial
                           Officer of TIC.

Robert P. Forlenza         Director and Managing Director of TIC.

---------------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

                  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                    Principal Occupation/
Name                                Business Address

Inter Caribbean                     Director of Raptor Ltd. The principal
 Services Ltd.                      place of business of Inter Caribbean
Incorporated in                     Services Ltd. is c/o Curacao International
  British Virgin                    Trust Company N.V. ("CITCO"), Kaya Flamboyan
  Islands                           9, Curacao, Netherlands Antilles.

Bernard A. Loze                     Director of Raptor Ltd. Chairman and Chief
Citizen of France                   Executive Officer of Loze et Associe, 43,
                                    Avenue Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson                     Director of Raptor Ltd. Chairman of European
Citizen of France                   Investment Managers, c/o Harney, Westwood &
                                    Riegels, P.O. Box 71, Road Town, Tortola,
                                    British Virgin Islands, which is a
                                    consulting and money management firm.

Jean-Pierre Jacquemoud              Director of Raptor Ltd. Attorney, Jacquemoud
Citizen of Switzerland              & Stanislas, 2, rue Bellow, Geneva 1206,
                                    Switzerland.

III.  TUDOR BVI

                  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                                    Principal Occupation/
Name                                Business Address

Inter Caribbean                     Director of Tudor BVI.  See information
 Services Ltd.                      under Raptor Ltd.

David P. d'Abrumenil                Director of Tudor BVI.  Chairman,
Citizen of United                   Lionspring Enterprises Limited,
 Kingdom                            3A Queen's Gate, London SW7 5EH, England,
                                    which is a financial consulting firm.

Jean-Pierre Jacquemoud              Director of Tudor BVI.  See information
                                    under Raptor Ltd.

Bernard A. Loze                     Director of Tudor BVI.  See information
                                    under Raptor Ltd.

Arpad A. Busson                     Director of Tudor BVI.  See information
                                    under Raptor Ltd.

Karl-Erbo G. Kageneck               Director of Tudor BVI. Attorney,
Citizen of Germany                  TMW/AG, Wittelsbacher Platz 1, Munich
                                    Germany 80333

IV.  TUDOR PROPRIETARY TRADING, L.L.C.

                  The name and present principal occupation or employment of each executive manager of TPT is set forth below. Each of such persons is a director or officer of TIC. The business address of each such person is c/o TIC at the address set forth under Item 2 of this Schedule 13D, with the exception of Mr. Allanson whose business address is c/o TPT at the address set forth under
Item 2 of this Schedule 13D. Each such person is a citizen of the United States, with the exception of Mr. Allanson who is a citizen of the United Kingdom. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                                Principal Occupation/
                                    Business Address

Paul Tudor Jones, II*               Chairman of the Board of Directors, Chief
                                    Executive Officer of TIC.

Mark F. Dalton                      Director and President of TIC.

John G. Macfarlane, III             Director, Chief Operating Officer and
                                    Managing Director of TIC.

James J. Pallotta                   Director and Managing Director of TIC.

Andrew S. Paul                      Director, Managing Director, General Counsel
                                    and Corporate Secretary of TIC.

David E. Allanson                   Director of TIC and Managing Director of
                                    TPT.

Mark Pickard                        Managing Director and Chief Financial
                                    Officer of TIC.








----------------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

V.  THE UPPER MILL CAPITAL APPRECIATION FUND LTD

                  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Upper Mill is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                                    Principal Occupation/
Name                                Business Address

Inter Caribbean                     Director of Upper Mill.  See information
 Services Ltd.                      under Raptor Ltd.

Anthony J. Stocks                   Director of Upper Mill. Managing
Citizen of United                   Director of Curacao International Trust
 Kingdom                            Company N.V., Kaya Flamboyan 9, Curacao,
                                    Netherlands Antilles, which provides
                                    administrative and other services to
                                    investment funds.

Jean-Pierre Jacquemoud              Director of Upper Mill.  See information
                                    under Raptor Ltd.

Bernard A. Loze                     Director of Upper Mill.  See information
                                    under Raptor Ltd.

Arpad A. Busson                     Director of Upper Mill.  See information
                                    under Raptor Ltd.

Karl-Erbo G. Kageneck               Director of Upper Mill.  See information
Citizen of Germany                  under Tudor BVI.

                                                                     Schedule II

                                  TRANSACTIONS

         All shares of Common Stock were acquired in connection with the Exchange.

Raptor LP

          Date             Transaction           # of Shares             $/Share

         4/15/99              Purchase                 6,600             7.44
         4/16/99              Purchase                 9,800             7.5625
         4/20/99              Purchase                 7,900             8.0755
         4/20/99              Purchase                32,800             8.1375
         4/21/99              Purchase                 1,300             8.4219
         4/21/99              Purchase                16,500             8.48
         4/23/99              Purchase                13,200             8.25


Total Common Stock beneficially owned as of the date of this Schedule 13D:
88,100

Raptor Ltd.

          Date             Transaction           # of Shares             $/Share

         4/15/99              Purchase                24,700             7.44
         4/16/99              Purchase                37,400             7.5625
         4/20/99              Purchase                29,900             8.0755
         4/20/99              Purchase               124,500             8.1375
         4/21/99              Purchase                 5,000             8.4219
         4/21/99              Purchase                61,800             8.48
         4/23/99              Purchase                49,500             8.25


Total Common Stock beneficially owned as of the date of this Schedule 13D:
332,800

Tudor BVI

          Date             Transaction           # of Shares             $/Share

         4/15/99              Purchase                12,600             7.44
         4/16/99              Purchase                18,800             7.5625
         4/20/99              Purchase                15,000             8.0755
         4/20/99              Purchase                62,500             8.1375
         4/21/99              Purchase                 2,500             8.4219
         4/21/99              Purchase                31,500             8.48
         4/23/99              Purchase                25,200             8.25

Total Common Stock beneficially owned as of the date of this Schedule 13D:
168,100


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Upper Mill

          Date             Transaction           # of Shares             $/Share

         4/15/99              Purchase                 3,000             7.44
         4/16/99              Purchase                 4,400             7.5625
         4/20/99              Purchase                 3,500             8.0755
         4/20/99              Purchase                14,800             8.1375
         4/21/99              Purchase                   600             8.4219
         4/21/99              Purchase                 7,400             8.48
         4/23/99              Purchase                 5,900             8.25

Total Common Stock beneficially owned as of the date of this Schedule 13D:
39,600

TPT

          Date             Transaction           # of Shares             $/Share

         4/15/99              Purchase                 3,100             7.44
         4/16/99              Purchase                18,800             7.5625
         4/20/99              Purchase                 4,600             8.0755
         4/20/99              Purchase                 3,700             8.1375
         4/21/99              Purchase                15,400             8.4219
         4/21/99              Purchase                 7,800             8.48
         4/23/99              Purchase                 6,200             8.25


Total Common Stock beneficially owned as of the date of this Schedule 13D:
41,400

                        STOCKHOLDER AND OPTION AGREEMENT


         THIS STOCKHOLDER AND OPTION AGREEMENT (this "Agreement") dated as of April __, 1999, is entered into between Sprint Corporation, a Kansas corporation ("Sprint"), and__________________________________, a ___________________________
("Stockholder"), with respect to the shares of common stock, par value $.01 per share (the "Company Common Stock"), of People's Choice TV Corp., a Delaware corporation (the "Company"), owned by Stockholder.

                              W I T N E S S E T H:

         WHEREAS, as of the date hereof, the Stockholder beneficially owns and has the power to vote _______ shares of Company Common Stock (including any and all rights attached thereto to acquire shares of stock of the Company if the Company adopts a stockholders' rights plan, and any other rights associated therewith, the "Option Shares"); and

         WHEREAS, Sprint desires to enter into this Agreement in connection with its efforts to consummate an acquisition of the Company.

         NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1.       Certain Covenants.

         1.1 Lock-Up. Stockholder hereby covenants and agrees during the term of this Agreement that (a) except as consented to in writing by Sprint in its sole discretion, Stockholder will not sell, transfer, assign, pledge, hypothecate, tender or otherwise dispose of or limit its right to vote in any manner any of the Option Shares, or agree to do any of the foregoing, and (b) Stockholder will not take any action which would have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement.

         1.2 Irrevocable Proxy. Stockholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Option Shares and hereby irrevocably appoints Sprint, during the term of this Agreement, as proxy for Stockholder to vote (or refrain from voting) in any manner as Sprint, in its sole discretion, may see fit, all of the Option Shares for Stockholder and in Stockholder's name, place and stead, at any annual, special or other meeting or action of the stockholders of the Company, as applicable, or at any adjournment thereof or pursuant to any consent of the stockholders of the Company, in lieu of a meeting or otherwise, with respect to any issue brought before the stockholders of the Company, other than with respect to the election of directors of the Company, for which the stockholders of the Company are entitled to vote.

         1.3 Public Announcement. Stockholder shall consult with Sprint before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Sprint, except as may be required by law.

         1.4 Stop Transfer Instruction. Promptly following the date hereof, Stockholder and Sprint shall deliver joint written instructions to the Company and to the Company's transfer agent stating that the Option Shares may not be sold, transferred, pledged, assigned, hypothecated, tendered or otherwise disposed of in any manner without the prior written consent of Sprint or except in accordance with the terms and conditions of this Agreement.

         1.5 HSR Filing. Promptly following the date hereof, Sprint will make all filings with and give all notices to governmental or regulatory authorities required of Sprint pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), in connection with consummating the transactions contemplated by this Agreement. Sprint will use all commercially reasonable efforts to obtain early termination of all applicable waiting periods under the HSR Act.

2.       Grant of Option.

                  2.1 Option. Upon the terms and subject to the conditions of this Agreement, Stockholder hereby grants to Sprint or Sprint's designee an irrevocable option (the "Option") to purchase the Option Shares. Upon exercise of the Option and purchase of the Option Shares, Sprint shall not assume any liabilities or obligations (if any) of Stockholder related to or in connection with such Option Shares and arising prior to the Option Closing Date (as defined hereinafter).

                  2.2 Option Price. The purchase price payable by Sprint or its designee at the Option Closing (as hereinafter defined) for the Option Shares shall be an amount equal to $10.00 per Option Share (the "Option Price"); provided, however, if prior to the Option Closing, Sprint shall purchase any shares of the Company Common Stock, or make a tender offer for shares of the Company Common Stock, for an amount per share in excess of the Option Price or amend the merger agreement with the Company to increase the per share consideration in an amount per share in excess of the Option Price or (in either case, the "Excess Amount"), then the amount per Option Share to be paid by Sprint shall equal the sum of the Option Price plus the Excess Amount. If following the Option Closing, Sprint shall purchase any shares of the Company Common Stock, or make a tender offer for shares of the Company Common Stock, for an amount per share, or amend the merger agreement with the Company to increase the per share consideration in an amount per share, in excess of the sum of the Option Price plus, if applicable, the Excess Amount plus any other amount previously remitted pursuant to this Section 2.2 (the "Subsequent Excess Amount"), then Sprint shall forthwith remit to Stockholder an amount equal to the Subsequent Excess Amount for each Option Share purchased at the Option Closing. References in this Section 2.2 to the purchase of shares of Company Common Stock shall include such purchases pursuant to a merger agreement with the Company.

                  2.3      Exercise.

                           (a) Sprint or its designee shall be entitled to
exercise the Option by giving written notice to Stockholder. Such notice shall specify a date (not earlier than one business day or later than three business days from the date such notice is delivered to Stockholder) and place for closing of the exercise of the Option (the "Option Closing"). Upon delivery of notice exercising the Option, the Option shall be deemed to have been exercised by Sprint or its designee irrespective of the actual date of the Option Closing (the actual date of the Option Closing is referred to hereinafter as the "Option Closing Date"). At the Option Closing, Sprint or its designee will deliver to Stockholder the Option Price (as adjusted pursuant to Section 2.2, if necessary) with respect to the Option Shares, by wire transfer of immediately available funds to an account designated in writing by Stockholder prior to the Option Closing Date.

                           (b) Upon payment of the Option Price as provided in
Section 2.3 hereof, the Stockholder shall deliver to Sprint or its designee at the Option Closing, (i) the certificates representing the Option Shares duly endorsed in blank for transfer, or accompanied by duly executed stock powers in blank, in each case with signatures guaranteed by a national bank or trust company or a member firm of the New York Stock Exchange, Inc. and (ii) all such other agreements, endorsements, assignments and other instruments as are necessary or desirable, in Sprint's sole and absolute discretion, to vest in Sprint or its designee good and marketable title to such Option Shares or to evidence of record the sale and assignment of such Option Shares to Sprint or its designee.

                  2.4 Option Expiration/Put Right. Except as provided below, the Option shall terminate and expire 10 days after the transactions contemplated by this Agreement receive approval required by the HSR Act, including early termination or lapse of the HSR Act waiting period ("HSR Approval"), if the Option has not been exercised by Sprint or its designee on or before such date (the "Expiration Date"). If the Option has not been exercised by Sprint on or before the Expiration Date, Stockholder shall have the right at such time, and for a period of 30 days thereafter, to deliver a written notice to Sprint (the "Stockholder Notice") requiring that Sprint or its designee purchase the Option Shares at the Option Price, as adjusted (if necessary), including payment of any Excess Amount or Subsequent Excess Amount that would be payable if Sprint exercised the Option, in accordance with Section 2.2 hereof (the "Put Right"). Upon the exercise by Stockholder of the Put Right, the parties hereto shall consummate the purchase and sale of the Option Shares in accordance with Section
2.3 hereof.

3. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Sprint, as of the date hereof and as of the Closing Date, as follows:

                  3.1 Ownership. Stockholder has good and marketable title to, and is the sole legal and beneficial owner of the Option Shares, in each case free and clear of all liabilities, claims, liens, options, proxies, charges, participations and encumbrances of any kind or character whatsoever. At the Option Closing, Stockholder will transfer and convey to Sprint or its designee good and marketable title to the Option Shares, free and clear of all liabilities, claims, liens, options, proxies, charges, participations and encumbrances of any kind or character whatsoever created by or arising through Stockholder.

                  3.2 Authorization. Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and has sole voting power and sole power of disposition, with respect to all of the Option Shares owned by Stockholder with no restrictions on its voting rights or rights of disposition pertaining thereto. Stockholder has duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms.

                  3.3 Stockholder Has Adequate Information. Stockholder is a sophisticated seller with respect to the Option Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Option Shares and has independently and without reliance upon Sprint and based on such information as Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Stockholder acknowledges that Sprint has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Stockholder acknowledges that the sale of the Option Shares by Stockholder to Sprint is irrevocable, and that Stockholder shall have no recourse to the Option Shares or Sprint, except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement.

                  3.4 Sprint's Excluded Information. Stockholder acknowledges and confirms that (a) Sprint may possess or hereafter come into possession of certain non-public information concerning the Option Shares and the Company which is not known to Stockholder and which may be material to Stockholder's decision to sell the Option Shares ("Sprint's Excluded Information"), (b) Stockholder has requested not to receive Sprint's Excluded Information and has determined to sell the Option Shares notwithstanding its lack of knowledge of Sprint's Excluded Information, and (c) Sprint shall have no liability or obligation to Stockholder in connection with, and Stockholder hereby waives and releases Sprint from, any claims which Stockholder or its successors and assigns may have against Sprint (whether pursuant to applicable Option Shares, laws or otherwise) with respect to the non-disclosure of Sprint's Excluded Information; provided, however, nothing contained in this Section 3.4 shall limit Stockholder's right to rely upon the express representations and warranties made by Sprint in this Agreement, or Stockholder's remedies in respect of breaches of any such representations and warranties.

4. Survival of Representations and Warranties. The respective representations and warranties of Stockholder and Sprint contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto, and each representation and warranty contained herein shall survive the closing of the transactions contemplated hereby until the expiration of the applicable statute of limitations, including extensions thereof.

5. Specific Performance. Stockholder acknowledges that Sprint will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder which are contained in this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available to Sprint upon the breach by Stockholder of such covenants and agreements, Sprint shall have the right to obtain injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements.

6.       Miscellaneous.

         6.1 Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective representatives and permitted successors and assigns.

         6.2 Entire Agreement. This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties hereto.

         6.3 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Time is of the essence with respect to all provisions of this Agreement.

         6.4 Assignment. This Agreement may not be transferred or assigned by Stockholder but may be assigned by Sprint to any of its affiliates or to any successor to its business and will be binding upon and inure to the benefit of any such affiliate or successor.

         6.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, but each of which together shall constitute one and the same Agreement.

         6.6 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by delivery, telegram or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any national courier service, provided that any notice delivered as herein provided shall also be delivered by telecopy at the time of such delivery. All communications hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof):

         (a)      If to Sprint:       Sprint Corporation
                                      2330 Shawnee Mission Parkway
                                      Westwood, Kansas  66205
                                      Attention:  Corporate Secretary
                                      Telecopy:  (913) 624-2256
                  with a copy to:     King & Spalding
                                      191 Peachtree Street
                                      Atlanta, Georgia 30303-1763
                                      Attention:  Bruce N. Hawthorne, Esq.
                                      Telecopy:  (404) 572-5146

         (b)      If to
                  Stockholder:        _____________________________
                                      _____________________________
                                      _____________________________
                                      Attention: __________________
                                      Telecopy: (___) _____________

                  with a copy to:     _____________________________
                                      _____________________________
                                      _____________________________
                                      Attention: __________________
                                      Telecopy: (___) _____________

         6.7 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to its principles of conflicts of laws.

         6.8 Enforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

         6.9 Further Assurances. From time to time at or after the Option Closing, at Sprint's request and without further consideration, Stockholder shall execute and deliver to Sprint such documents and take such action as Sprint may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in Sprint good, valid and marketable title to the Option Shares, including, but not limited to, using its best efforts to cause the appropriate transfer agent or registrar to transfer of record the Option Shares.

         IN WITNESS WHEREOF, Sprint and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.


                                             SPRINT CORPORATION


                                             By:  ___________________________
                                             Name: __________________________
                                             Title: _________________________


                                             ________________________________


                                             By: ____________________________
                                             Name: __________________________
                                             Title: _________________________